Aquestive Therapeutics, Inc.
30 Technology Drive,
Warren, New Jersey 07059

September 16, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Aquestive Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-233716

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aquestive Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective as of 4:00 p.m. EDT on September 17, 2019, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

We request that we be notified of such effectiveness by a telephone call to David S. Rosenthal of Dechert LLP at (212) 698-3616, and that such effectiveness also be confirmed in writing.

Very truly yours,

AQUESTIVE THERAPEUTICS, INC.

By:	/s/	John T. Maxwell
Name:		John T. Maxwell
Title:		Chief Financial Officer